UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 20, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE EREIT XIV, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-1993754
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

Mezzanine Loan – NexMetro Lakeridge Member, LLC

On November 20, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $9,951,001 (the “Lakeridge Mezzanine Loan”). Approximately $418,000 of the maximum principal balance was funded at closing. The mezzanine borrower, NexMetro Lakeridge Member, LLC, a Delaware limited liability company (“Lakeridge Member”), plans to use the proceeds to develop cottage-like apartments, generally located near the intersection of Debbie Lane and State Highway 360, Arlington, TX (the “Lakeridge Property”).

Lakeridge Member is managed by NexMetro Development, LLC, an affiliate of NexMetro Communities, LLC (the “Sponsor”). The Sponsor has completed approximately 4,000 residential units and is considered a pioneer and leader in the product type.

The Lakeridge Property is unimproved but has approvals and entitlements necessary to commence construction shortly.

On the original closing date of the Lakeridge Mezzanine Loan, Lakeridge Member was capitalized with approximately $3,928,000 of equity capital from the Sponsor.

The Lakeridge Mezzanine Loan bears an interest rate of 12.5% per annum, which is fully accrued through the maturity date, November 20, 2023 (the “Lakeridge Maturity Date”). The Lakeridge Mezzanine Loan has two 12-month extension options subject to certain conditions. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Lakeridge Mezzanine Loan amount, paid directly by Lakeridge Member.

Concurrent with the closing of the Lakeridge Mezzanine Loan, a senior loan of approximately $18,476,000 was secured (the “Lakeridge Senior Loan”). Aggregate with the Lakeridge Senior Loan, the Lakeridge Mezzanine Loan has a Loan-to-Cost (or LTC) ratio of 80.1%. The LTC ratio is the amount of the Lakeridge Senior Loan plus the amount of the Lakeridge Mezzanine Loan, divided by the total anticipated cost to construct the Lakeridge Property. We typically use an LTC ratio to define leverage for properties that are under development.

The principals of the Sponsor provided customary carve-out guarantees as well as a completion guaranty.

The Lakeridge Property is located in the Dallas metropolitan statistical area. The Dallas market presents a strong opportunity arising from steady population and job growth that has helped solidify asking rent growth in recent years. Population growth has averaged nearly triple the US average since 2010 (approximately 18.5% from 2010 – 2019 compared to the United States’ estimated 6.1%).

As the Lakeridge Mezzanine Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EREIT XIV, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     November 24, 2020